Filed by Voya Investors Trust (SEC File Nos.: 033-23512; 811-5629) and Voya Partners, Inc. (SEC File Nos.: 333-32575; 811-08319) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

May 16, 2014

Voya Investment Management

Client Talking Points

VY MFS Total Return Portfolio Update

Voya Investment Management (formerly, ING U.S. Investment Management) has announced the following changes to the Portfolio.

Planned Change(s)	Effective Date (on or about)	Disappearing Portfolio Name	Surviving Portfolio Name
Reorganization	July 18, 2014	VY MFS Total Return Portfolio	VY Invesco Equity and Income Portfolio

The Board of Trustees/Directors (the “Board”) of VY MFS Total Return Portfolio (the “MFS Total Return Portfolio”) and VY Invesco Equity and Income Portfolio (“Invesco Equity and Income Portfolio”) approved an Agreement and Plan of Reorganization (“Merger” or “Reorganization”). The approval of shareholders of the VY MFS Total Return Portfolio is required before the Merger may take place.

o	What is happening?
o	On January 23, 2014, each Portfolio’s Board approved a proposal to merge the MFS Total Return Portfolio and the Invesco Equity and Income Portfolio.
o	Shareholders of MFS Total Return Portfolio will be sent a combined proxy statement and prospectus on or about May 15, 2014.
o	A shareholder meeting will be held on or about June 19, 2014.
o	Pending shareholder approval, the Merger will occur as of the close of business on or about July 18, 2014.
o	Massachusetts Financial Services Company (“MFS”) serves as sub-adviser to MFS Total Return Portfolio, and Invesco Advisers, Inc. (“Invesco”) serves as sub-adviser to Invesco Equity and Income Portfolio. If the Merger is approved, shareholders in the MFS Total Return Portfolio will become shareholders in Invesco Equity and Income Portfolio as of the close of business on or about July 18, 2014.
o	A prospectus supplement to MFS Total Return Portfolio was filed on or about January 31, 2014 to notify shareholders of the changes

May 16, 2014

Client Talking Points

o	Why is the Merger proposed?
o	Directed Services LLC (“DSL” or “Adviser”) and its affiliates are conducting a comprehensive review of the mutual funds offered within the Voya mutual funds complex that is intended to, among other things, enhance the efficiency and reduce the complexity of the Voya mutual funds complex.
o	The Merger is expected to result in lower gross and net expense ratios and greater asset base in Invesco Equity and Income Portfolio.
o	The Portfolios have similar investment objectives and similar investment strategies. Both Portfolios primarily invest in equity securities and debt instruments.
o	With respect to the Merger, the Adviser noted that in its view, the Merger would provide MFS Total Return Portfolio shareholders with an immediate benefit through lower gross and net expenses.
o	This Merger was determined to be in the best interest of shareholders by the Board after a review of several factors.

o	How do the Investment Objectives compare?

As described in the chart that follows, the Portfolios have similar investment objectives.

	MFS Total Return Portfolio	Invesco Equity and Income Portfolio
Investment Objective	The Portfolio seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. A secondary objective is the reasonable opportunity for growth of capital and income.	The Portfolio seeks total return, consisting of long-term capital appreciation and current income.

o	What is the experience of the Invesco Management Team?
o	The Portfolio will be managed by the Invesco team of Thomas Bastian, Mary Jayne Maly, Sergio Marcheli, James Roeder, and Chuck Burge.
o	Thomas Bastian, CFA, Lead Portfolio Manager, joined Invesco in June 2010. Prior to that Mr. Bastian was with Van Kampen Asset Management since 2003 and from 2001 to 2003, Mr. Bastian was a portfolio manager at Eagle Asset Management.
o	Mary Jayne Maly, Portfolio Manager, joined Invesco in June 2010. Prior to that, Ms. Maly was with Van Kampen Asset Management since 1992.
o	Sergio Marcheli, Portfolio Manager, joined Invesco in June 2010. Prior to that Mr. Marcheli was with Van Kampen Asset Management since 2002.
o	James Roeder, Portfolio Manager, joined Invesco in June 2010. Prior to that, Mr. Roeder was with Van Kampen Asset Management since 1999.
o	Chuck Burge, Portfolio Manager, has been associated with Invesco and/or its affiliates since 2002.

May 16, 2014

Client Talking Points

o	How do the Annual Portfolio Operating Expenses compare?

o	The table below describes the fees and expenses that you may pay if you buy and hold shares of the Portfolios. Pro forma fees and expenses, which are the estimated fees and expenses of Invesco Portfolio after giving effect to the Reorganization, assume the Reorganization occurred on December 31, 2013. Shareholders of MFS Portfolio are expected to experience a decrease in both gross and net expenses as a result of the Reorganization. The table does not reflect fees or expenses that are, or may be, imposed under your Variable Contract or Qualified Plan. For more information on these charges, please refer to the documents governing your Variable Contract or consult your plan administrator.

o	The advisory agreement between DSL and MFS Portfolio provides for a “bundled fee” arrangement under which DSL provides (in addition to advisory services) custodial, administrative, transfer agency, portfolio accounting, auditing, and ordinary legal services in return for a single management fee. The advisory agreement between DSL and Invesco Portfolio provides for an advisory fee for which DSL provides advisory services only. Other services are provided to Invesco Portfolio under separate agreements at an additional expense.

Annual Portfolio Operating Expenses[1] Expenses you pay each year as a % of the value of your investment
		MFS Total Return Portfolio	Invesco Equity and Income Portfolio	Invesco Equity and Income Portfolio Pro Forma
Class ADV
Management Fees	%	0.70	0.54	0.53
Distribution and/or Shareholder Services (12b-1) Fees	%	0.75	0.50	0.50
Administrative Services Fee	%	None	0.10	0.10
Other Expenses	%	0.01	0.03	0.02
Acquired Fund Fees and Expenses	%	None	0.01	0.01
Total Annual Portfolio Operating Expenses	%	1.46	1.18[3]	1.16[3]
Waivers and Reimbursements	%	-0.15[2]	-0.03[4]	-0.01[4]
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	1.31	1.15	1.15

Class I
Management Fees	%	0.70	0.54	0.53
Distribution and/or Shareholder Services (12b-1) Fees	%	None	None	None
Administrative Services Fee	%	None	0.10	0.10
Other Expenses	%	0.01	0.03	0.02
Acquired Fund Fees and Expenses	%	None	0.01	0.01
Total Annual Portfolio Operating Expenses	%	0.71	0.68[3]	0.66[3]
Waivers and Reimbursements	%	None	-0.03[4]	-0.01[4]
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	0.71	0.65	0.65

May 16, 2014

Client Talking Points

Annual Portfolio Operating Expenses[1] Expenses you pay each year as a % of the value of your investment
		MFS Total Return Portfolio	Invesco Equity and Income Portfolio	Invesco Equity and Income Portfolio Pro Forma
Class S
Management Fees	%	0.70	0.54	0.53
Distribution and/or Shareholder Services (12b-1) Fees	%	0.25	0.25	0.25
Administrative Services Fee	%	None	0.10	0.10
Other Expenses	%	0.01	0.03	0.02
Acquired Fund Fees and Expenses	%	None	0.01	0.01
Total Annual Portfolio Operating Expenses	%	0.96	0.93[3]	0.91[3]
Waivers and Reimbursements	%	None	-0.03[4]	-0.01[4]
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	0.96	0.90	0.90

Class S2
Management Fees	%	0.70	0.54	0.53
Distribution and/or Shareholder Services (12b-1) Fees	%	0.50	0.50	0.50
Administrative Services Fee	%	None	0.10	0.10
Other Expenses	%	0.01	0.03	0.02
Acquired Fund Fees and Expenses	%	None	0.01	0.01
Total Annual Portfolio Operating Expenses	%	1.21	1.18[3]	1.16[3]
Waivers and Reimbursements	%	-0.10[2]	-0.15[4,5]	-0.134.5
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	1.11	1.03	1.03

1.	Expense ratios have been adjusted to reflect current contractual rates.

2.	The Distributor is contractually obligated to waive 0.15% and 0.10% of the distribution fee of Class ADV and Class S2 shares, respectively, through May 15, 2015. There is no guarantee that the distribution fee waiver will continue after May 15, 2015. The distribution fee waiver will renew if the Distributor elects to renew them. Notwithstanding the foregoing, termination or modification of these distribution fee waivers requires approval by the Portfolio’s Board.

3.	The Total Annual Portfolio Operating Expenses may be higher than the Portfolio’s ratio of expenses to average net assets shown in the Portfolio’s Financial Highlights, which reflects the operating expenses of the Portfolio and does not include Acquired Fund Fees and Expenses.

4.	The Adviser is contractually obligated to limit expenses to 1.15%, 0.65%, 0.90% and 1.05% of Class ADV, Class I, Class S and Class S2 shares, respectively, through May 1, 2016; the obligation does not extend to interest, taxes, brokerage commissions, Acquired Fund Fees and Expenses, and extraordinary expenses. The obligation will automatically renew for one-year terms unless: (i) the Adviser provides 90 days written notice of its termination and such termination is approved by the Portfolio’s Board; or (ii) the investment advisory agreement has been terminated. The obligation is subject to possible recoupment by the adviser within 36 months of the waiver or reimbursement. In addition, the Adviser is contractually obligated to waive 0.01% of the management fee through May 1, 2016. There is no guarantee that the management fee waiver will continue after May 1, 2016. The management fee waiver will renew if the adviser elects to renew it. Notwithstanding the foregoing, termination or modification of this management fee waiver requires approval by the Portfolio’s Board.

5.	The Distributor is contractually obligated to waive 0.10% of the distribution fee of Class S2 shares through May 1, 2016. There is no guarantee that the distribution fee waiver will continue after May 1, 2016. In addition,, the Distributor is contractually obligated to further waive 0.02% of the distribution fee for Class S2 through May 1, 2016. There is no guarantee that these distribution fee waivers will continue after May 1, 2016. These distribution fee waivers will renew if the Distributor elects to renew it. Notwithstanding the foregoing, termination or modification of these distribution fee waivers requires approval by the Portfolio’s Board.

May 16, 2014

Client Talking Points

The performance is set out below.

Average Annual Total Returns % (for the periods ended December 31, 2013)
		1 Year	5 Years	10 Years	Since Inception	Inception Date
MFS Total Return Portfolio
Class ADV	%	18.29	11.28	5.66	N/A	08/01/03
S&P 500® Index[1]	%	32.39	17.94	7.41	N/A
Barclays U.S. Aggregate Bond Index[1]	%	-2.02	4.44	4.55	N/A
60% S&P 500® Index/40% Barclays U.S. Aggregate Bond Index Composite[1]	%	17.56	12.71	6.54	N/A

Class I	%	19.05	11.95	6.29	N/A	05/01/03
S&P 500® Index[1]	%	32.39	17.94	7.41	N/A
Barclays U.S. Aggregate Bond Index[1]	%	-2.02	4.44	4.55	N/A
60% S&P 500® Index/40% Barclays U.S. Aggregate Bond Index Composite[1]	%	17.56	12.71	6.54	N/A

Class S	%	18.68	11.66	6.02	N/A	08/14/98
S&P 500® Index[1]	%	32.39	17.94	7.41	N/A
Barclays U.S. Aggregate Bond Index[1]	%	-2.02	4.44	4.55	N/A
60% S&P 500® Index/40% Barclays U.S. Aggregate Bond Index Composite[1]	%	17.56	12.71	6.54	N/A

Class S2%		18.56	11.50	5.87	N/A	09/09/02
S&P 500® Index[1]	%	32.39	17.94	7.41	N/A
Barclays U.S. Aggregate Bond Index[1]	%	-2.02	4.44	4.55	N/A
60% S&P 500® Index/40% Barclays U.S. Aggregate Bond Index Composite[1]	%	17.56	12.71	6.54	N/A

Invesco Equity and Income Portfolio
Class ADV	%	24.33	13.38	6.95	N/A	12/10/01
Russell 1000® Value Index[1]	%	32.53	16.67	7.58	N/A
Barclays U.S. Government/Credit Index[1]	%	-2.35	4.40	4.52	N/A
60% Russell 1000® Value Index/40% Barclays U.S. Government/Credit Index[1]	%	17.51	12.03	6.68	N/A

	%	24.96	13.95	7.48	N/A	12/10/01

May 16, 2014

Client Talking Points

Average Annual Total Returns % (for the periods ended December 31, 2013)
		1 Year	5 Years	10 Years	Since Inception	Inception Date
Class I
Russell 1000® Value Index[1]	%	32.53	16.67	7.58	N/A
Barclays U.S. Government/Credit Index[1]	%	-2.35	4.40	4.52	N/A
60% Russell 1000® Value Index/40% Barclays U.S. Government/Credit Index[1]	%	17.51	12.03	6.68	N/A

Class S	%	24.64	13.66	7.22	N/A	12/10/01
Russell 1000® Value Index[1]	%	32.53	16.67	7.58	N/A
Barclays U.S. Government/Credit Index[1]	%	-2.35	4.40	4.52	N/A
60% Russell 1000® Value Index/40% Barclays U.S. Government/Credit Index[1]	%	17.51	12.03	6.68	N/A

Class S2%		24.47	N/A	N/A	17.27	02/27/09
Russell 1000® Value Index[1]	%	32.53	N/A	N/A	23.91
Barclays U.S. Government/Credit Index[1]	%	-2.35	N/A	N/A	5.07
60% Russell 1000® Value Index/40% Barclays U.S. Government/Credit Index[1]	%	17.51	N/A	N/A	16.38

1.	The index returns do not reflect deductions for fees, expenses, or taxes.

The performance quoted represents past performance and does not guarantee future results. Current performance may be lower or higher than the performance information shown. The investment return and principal value of an investment in the Portfolio will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost.  You may obtain performance information current to the most recent month end by visiting www.voyainvestments.com.

The S&P 500® Index measures the performance of the large-cap segment of the U.S. equity universe. It includes 500 leading companies and captures approximately 80% coverage of available market capitalization.

The Barclays U.S. Aggregate Bond Index is a widely recognized, unmanaged index of publicly issued, investment-grade U.S. government, mortgage-backed, asset-backed, and corporate debt securities.

The Russell 1000® Value Index measures the performance of the large-cap value segment of the U.S. equity universe. It includes those Russell 1000® Index companies with lower price-to-book ratios and lower forecasted growth values.

The Barclays U.S. Government/Credit Index includes securities in the government and credit indices. The government index includes treasuries (i.e., public obligations of the U.S. Treasury that have remaining maturities of more than one year) and agencies (i.e., publicly issued debt of U.S. government agencies, quasi-federal corporations, and corporate or foreign debt guaranteed by the U.S. government). The credit index includes publicly issued U.S. corporate and foreign debentures and secured notes that meet specified maturity, liquidity, and quality requirements.

May 16, 2014

Client Talking Points

o	Can I change my vote?
o	Yes. A shareholder may change or revoke their proxy at any time prior to its use. Please consult your Proxy Statement/Prospectus for information on how to revise your Proxy Ballot or Voting Instruction Card.

For financial professional use only.  Not for inspection by, distribution or quotation to the general public.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy. For information regarding the Portfolio, please call Voya Investment Management toll free at 1-800-992-0180.

For information regarding any of the Portfolios discussed in this Client Talking Points, please call Voya Investment Management toll free at 1-800-992-0180. To receive a free copy of a Proxy Statement/Prospectus relating to the proposed merger of VY MFS Total Return Portfolio with and into VY Invesco Equity and Income Portfolio, please call Voya Investment Management toll free at 1-800-992-0180. This Client Talking Points is qualified in its entirety by reference to the Proxy Statement/Prospectus, and supersedes any prior Client Talking Points. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve the merger.

This information is proprietary and cannot be reproduced or distributed. Certain information may be received from sources Voya Investment Management considers reliable; Voya Investment Management does not represent that such information is accurate or complete. Certain statements contained herein may constitute "projections," "forecasts" and other "forward-looking statements" which do not reflect actual results and are based primarily upon applying retroactively a hypothetical set of assumptions to certain historical financial data. Actual results, performance or events may differ materially from those in such statements. Any opinions, projections, forecasts and forward looking statements presented herein are valid only as of the date of this document and are subject to change. Nothing contained herein should be construed as (i) an offer to buy any security or (ii) a recommendation as to the advisability of investing in, purchasing or selling any security. Voya Investment Management assumes no obligation to update any forward-looking information. Past performance is no guarantee of future results.

Your clients should consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. For a free copy of each Portfolio’s prospectus, which contains this and other information, visit us at www.voyainvestments.com or call Voya Investment Management at 1-800-992-0180. Please instruct your clients to read the prospectus carefully before investing.

CID – 9691